April 15, 2005


Mail Stop 0306


Mr. Roger E. Gower
Chief Executive Officer
Micro Component Technology, Inc.
2340 West County Road C
St. Paul, MN 55113


	RE:	Micro Component Technology, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 000-22384

Dear Mr. Gower:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures - Page 29

1. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, our disclosure controls and procedures are effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings." The language that is currently included after the word
"effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).
2. We note your disclosure that "there were no significant changes made in our internal control over financial reporting, or to our knowledge, in other factors that could materially affect these controls..." In future filings, please remove the words "significant" and " in other factors that could materially affect", and revise your disclosure to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003.

Note 7. Long-Term Debt - Page F-17

3. We note that there was no beneficial conversion of the notes payable into common stock. Supplementally tell us how the conversion price was determined and if the conversion price reflected a discount from the quoted market price of the stock on the date of issuance. If so, tell us why a beneficial conversion feature was not recognized. Refer to the guidance in EITF 98-5 and 00-27 as necessary.

*    *    *    *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-1931 if you have any questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief
Accountant, at (202) 942-1984.

      Sincerely,


							Angela Crane
							Branch Chief

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Mr. Roger E. Gower
Micro Component Technology, Inc.
April 15, 2005
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